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                                                                     Exhibit 3.1

                              ARTICLES OF INCORPORATION

                                          OF

                                    COAST BANCORP



                                      ARTICLE I

    The name of this corporation is Coast Bancorp.


                                      ARTICLE II

    The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.


                                     ARTICLE III

    The name and address in the State of California of this corporation's initial agent for service of process is: David V. Heald, 740 Front Street, Suite 240, Santa Cruz, California 95061-1818.



                                      ARTICLE IV

    (a) This corporation is authorized to issue two classes of shares designated "Preferred Stock" and "Common Stock," respectively. The number of shares of Preferred Stock authorized to be issued is Ten Million (10,000,000) and the number of shares of Common Stock authorized to be issued is Twenty Million (20,000,000), without par value.

    (b) The Preferred Stock may be divided into such number of shares as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then

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outstanding) the number of shares of any series subsequent to the issue of shares of that series.

                                      ARTICLE V

    (a) The liability of directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

    (b) The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through Bylaw provisions, agreements with agents, vote of the shareholders or disinterested directors or otherwise, to the fullest extent permissible under California law.

    (c) Any amendment, repeal or modification of any provision of this Article V shall not adversely affect any right or protection of an agent of this corporation existing at the time of such amendment, repeal or modification.


Dated:   January 24, 1994
                                  -------------------------------
                                   Stephan R. Silen, Incorporator


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